November 16, 2004


Mail Stop 0306


Mr. Jacques Tizabi
President & Chief Executive Officer
Universal Detection Technology
9595 Wilshire Blvd., Suite 700
Beverly Hills, California 90212

Re:	Universal Detection Technology
	Amendment No. 2to Registration Statement on Form SB-2
	Filed November 4, 2004
	File No. 333-117859

Dear Mr. Tizabi:

We have the following comments to your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Summary
1. We note your additional disclosure about your JPL arrangement. Explain what tasks JPL needs to complete in order to have a commercially viable product.
2. We note you have entered into a contract to sell your product. Please disclose additional details about the nature of the agreement. Please disclose when you expect to deliver the product, in light of the fact that JPL will not have completed its research until first quarter 2005.


Plan of Operation - Page 12

3. We note your disclosure about marketing your product while you engage in field testing and it appears you may be selling your products prior to completion of testing. Please discuss any potential liability or other risks associated with such a strategy.
4. You state on page 14 that you recently amended the terms of most of your outstanding debt, yet you have not filed any new amended agreements. Please file such amendments and update any disclosure regarding the loans and current defaults.
5. We note your revised disclosure in response to our prior comment 6. We do not see where you discussed the likelihood that your product will produce false positives for anthrax whenever concentrations of other types of bacterial spores, including benign ones, are detected in the air. Please provide such disclosure.

Business - Page 13
6. We note your additional disclosure on page 13. Please balance the statements you make in this paragraph, including having been in business over 20 years and recognizing revenues in 2000 and 2001, with details about consistently having significant losses. We may have further comment after we see the revised language.
7. We note your revised disclosure in response to our prior comment
11. We do not see disclosure about potential problems with the technology, including false positives and non-detection. Please provide such disclosure.
8. Please clearly state that an additional anthrax test would be required to detect anthrax after your product detected an increase in spores in the area.

Financial Statements

General
9. Please update the financial statements as required by Item 310 to Regulation S-B.


Note 1, Going Concern and Management`s Plans
10. Please remove the label "unaudited." This footnote is required by GAAP and the information therein should be audited to the extent relevant to the period covered by the audit report. Accordingly, it is not appropriate to label the entire footnote "unaudited."

Exhibits
11. Please file as an exhibit the agreement with Secure Wrap.

Closing Comments
As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.
We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.
	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
You may contact Louis Canant at (202) 942-1897 or in his absence, Gary Todd at (202) 942-2862, if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 824-5348 or me at (202) 942-1880 with any other questions.

Sincerely,



Peggy Fisher
Assistant Director



cc (via fax):  	Julie M. Kaufer, Esq.
		Afshin Hakim, Esq.
Universal Detection Technology
Jacques Tizabi
Page 1